Exhibit 99.2

Kimber Resources Inc.

Management’s Discussion and Analysis

Report for the three month period ended September 30, 2008

The following management discussion and analysis of Kimber’s financial position is for the three month period ended September 30, 2008 and covers information up to the date of this report. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and related “Notes to the Unaudited Interim Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated November 7, 2008.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold-silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. Kimber’s primary targets are economic deposits of gold and silver. Kimber’s policy currently allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property. In addition to drilling exploration targets for additional gold and silver resources, Kimber is advancing the Monterde deposit so that its full value can be realized.

Results of Operations

The net loss for the three month period ended September 30, 2008 was $504,363 or $0.01 per common share compared with $839,649 or $0.02 per share loss for the three months ended September 30, 2007.

During the three months ended September 30, 2008 Kimber incurred $1,152,830 on its mineral properties (as compared to $838,783 for the three months ended September 30, 2007); $32,980 was incurred for property acquisition payments and taxes and $1,119,850 was incurred for mineral property exploration expenditures. The exploration costs at Monterde were $1,014,312, higher than the quarter ended September 30, 2007 ($814,504) primarily due to drilling and assays costs and higher geological costs. Drilling costs were $106,617 compared to $nil in September 30, 2007. Assay costs during the three months ended September 30, 2008 were $146,624 compared to $7,619 for the comparable period ended September 30, 2007. Camp supplies costs were $52,439 compared to $87,704 for the comparable period ended September 30, 2007. Geological expenditures were $312,097 compared to $258,021 in the three months ended September 30, 2007.

Kimber recorded a stock based compensation expense of $89,034 during the period on stock options previously granted but which had not yet vested. No stock options were granted during the current period. This is a non-cash expense and does not affect Kimber’s operations. Without this non-cash expense, Kimber would have recorded a loss of $415,329 or $0.01 loss per share during the quarter.

Salary and benefits expenses decreased to $184,722 in the three months ended September 30, 2008 from $289,540 in the three months ended September 30, 2007 due to settlement payments in 2007 and a reduction in director’s fees.

Legal, audit and consulting fees decreased to $114,266 for the quarter ended September 30, 2008 as compared to $226,677 for the comparable period ended September 30, 2007. The decrease is attributable to a one time fee of $75,000 in 2007 to an Investment Bank for corporate finance services, and lower legal and consulting fees for various corporate matters.

Investor relations and shareholder communications expenses decreased to $6,660 in the three months ended September 30, 2008 from $11,474 in the three months ended September 30, 2007 due to lower investor related publication costs.

Rent expense for the head office was $47,293 in the period ended September 30, 2008 compared to $46,630 in the three month period ended September 30, 2007.

Kimber recorded a gain from foreign exchange of $5,645 during the three months ended September 30, 2008 as opposed to a loss of $18,916 in the period ended September 30, 2007. The gain comes from funds advanced to Mexico during the current and previous periods that have changed in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended December 31, 2006 to September 30, 2008

	Q1 Sep30/08	Q4 Jun30/08	Q3 Mar31/08	Q2 Dec31/07
Interest income	48,202	43,525	27,936	43,653
Total Loss	(504,363)	(778,293)	(658,884)	(661,099)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	Q1 Sep30/07	Q4 Jun30/07	Q3 Mar31/07	Q2 Dec31/06
Interest income	58,079	66,890	85,841	117,901
Total Loss	(839,649)	(2,051,271)	(606,468)	(737,982)
Loss per share	(0.02)	(0.04)	(0.01)	(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow Kimber to undertake further development and exploration on its properties.

Income for Kimber is for interest and gains received on cash or short-term investments classified as cash and cash equivalents. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than for interest received on cash balances.

Financial Condition

At September 30, 2008, Kimber had working capital of $7,315,252 (June 30, 2008 - $4,142,653). The change in working capital is the result of the increase in available cash and cash equivalents to $7,229,542 compared to $3,962,742 at June 30, 2008. During the three months ended September 30, 2008, Kimber issued four million shares in a private placement for gross proceeds of $5 million, and issued 200,000 shares for proceeds of $146,000 from option exercises.

Current liabilities were $330,473 at September 30, 2008 compared to $815,757 as at June 30, 2008. The decrease was due to a reduction in the liabilities for drilling and assay costs. Kimber has no long-term indebtedness or long-term obligations.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable decreased to $368,883 at September 30, 2008 from $914,474 at June 30, 2008, mainly attributable to recoveries for IVA Tax receivable from the Government of Mexico and the receipt of a deposit of US$250,000 from the drilling company used in Mexico. Receivable for IVA is 15% of expenditures in Mexico. As at September 30, 2008, four months (June to September inclusive) of IVA were receivable, compared to five months as at June 30, 2008.

Prepaid expenses, which relate primarily to insurance policies and stock exchange filing fees, decreased to $47,300 as at September 30, 2008 from $81,194 at June 30, 2008 due to the amortization of these amounts during the three months ended September 30, 2008.

Property acquisition costs of $25,378 were incurred for concession taxes on the Monterde Property and $7,602 for the Setago Property for the quarter ended September 30, 2008.

During the three months ended September 30, 2008 Kimber issued 200,000 shares for net proceeds of $146,000 from option exercises.

Financings

On September 24, 2008 Kimber closed a private placement consisting of four million units at a price of $1.25 per unit for gross proceeds of $5 million. Each unit consisted of one common share plus one half non transferable common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $1.80 for a two year period commencing September 24, 2008. Fees related to the placement totalled $347,564. These fees consisted primarily of finder’s fees of $332,500, being seven per cent on certain of the proceeds, as well as legal and regulatory costs.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2009 to 2011 totalling $226,534. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at October 31, 2008, Kimber had Canadian Government 30 to 60 day Treasury Bills totalling approximately $6 million, a Schedule 1 Canadian bank bankers acceptance note of $450,000, cash of $170,000, $300,000 in amounts receivable and an estimated $350,000 in accounts payable and accrued liabilities. No funds have been invested in asset backed commercial paper.

At present, management believes that it has sufficient financial resources to complete planned expenditures to the end of September 30, 2009. Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Kimber had no related party transactions during the current period. Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties (See Note 9 of the Notes to the Audited Consolidated Financial Statements for full disclosure).

Mineral Properties

The Monterde property, located in the Sierra Madre region of southwestern Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where access to railroad facilities and electrical power is also available.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver mineral resources, most of them in the Measured and Indicated categories. Details of these mineral resources are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, and displayed on Kimber’s website. The designated Qualified Persons responsible for each of the mineral resource statements are also stated in Form 20-F Annual Report.

The principal deposit is the Carmen on which 595 holes have been drilled. Like many other gold-silver deposits in the Sierra Madre, it falls in the category of oxidized, low sulphidation, epithermal mineral deposits. There are two satellite deposits: the Veta Minitas which is 250 metres south-west of Carmen, and the Carotare, two kilometres to the west of Carmen.

P. H. Marius Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and is the designated Qualified Person responsible for the technical disclosure in this MD&A.

Monterde –Carmen

During April 2008, a diamond drill rig capable of drilling in excess of 800 metres was mobilized to the Monterde property. A total of 18 holes were completed between April and July 2008 including two holes for grade comparison with previous reverse circulation drill holes. A total of 8,023 metres of core was drilled at Carmen between April and July 2008. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

In a number of the holes drilled in the 2008 program at Carmen high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than in previous drilling. Full details of all significant drill results can be seen in the press releases issued between June and September 2008.

Aside from drilling during 2008, the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.  The analysis of the complete drill hole database, combined with modeling of the geology of the deposit at Carmen, will continue over the remainder of 2008.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date 13,389 metres in 61 holes have been drilled on Veta Minitas. The two diamond drill holes drilled  at Veta Minitas in July 2008, for a total of 936 metres, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A follow-up drill program is being planned to test the lateral continuity of the two systems at Veta Minitas.

A model of the geology and mineralization at Veta Minitas is being prepared.

Monterde – Carotare

There have been 85 holes using RC and diamond core drills, totaling 18,209 metres, drilled on Carotare to date.  The Carotare deposit occurs approximately 800 metres statigraphically below El Carmen and is hosted in the tuff breccia which hosts a significant portion of the El Carmen deposit. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid and future drilling is likely warranted to extend this mineralization. A model of the geology and mineralization at Carotare is being completed to provide the basis for assessment and development of a workplan for Carotare.

Monterde – Arimo and Cerro la Mina

Two exploration targets, Arimo and Cerro la Mina, were evaluated by drilling in 2008 and returned no significant results.  No additional work is planned.

Pericones

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Previous work by Kimber returned significant silver grades and work in 2008 has returned very encouraging results. The 100% owned Pericones Property was originally 6,300 hectares in size. An additional concession was granted to Kimber in 2007 and the Pericones Property now comprises 11,890 hectares. The Pericones Property was acquired through staking and covers areas of sedimentary and volcanic rock.

There are four principal identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears and comprising of mostly silver with some gold. A program of rock sampling, prospecting and alteration mapping was initiated in March 2008 and carried on continuously until October 2008.  The initial geological assessment is favourable and assay results from surface and adit sampling are encouraging with more work planned. Subject to, receipt of pending results, further geological analyses of Pericones and receipt of all necessary permits and approvals a drill program at Pericones is being prepared.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde. The Setago Property covers well-altered tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide. Several prominent colour anomalies have been noted in recent visits to the property. Colour anomalies of the types noted at Setago are often associated with epithermal gold and silver deposits in Mexico.  A plan for a comprehensive program of geologic mapping, sampling and prospecting is currently under review.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date. At October 31, 2008 over 90% of Kimber’s funds were invested in Canadian Government 30 to 60 day Treasury bills with the remainder invested in a banker’s acceptance note with a Schedule 1 Canadian bank, and cash with a different Schedule 1 Canadian bank.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. In December 2006, $89,401 was paid to the Mexican authorities in respect of this matter.  Kimber does not expect any further payment obligations to arise from this incident, but has not yet received formal releases from all potential claimants.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the quarter ended September 30, 2008 except for the adoption of certain new accounting standards. Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a) Capital Disclosures

Section 1535, Capital Disclosures, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding Kimber’s objectives, policies and processes for managing capital.

b) Financial Instruments – Disclosure and Presentation

Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks.

Internal Controls Over Financial Reporting

Kimber’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  Kimber’s controls include policies and procedures that:

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Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Kimber;

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Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

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Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in Kimber’s internal control over financial reporting during the quarter ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and has concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

Kimber has one class of shares and at September 30, 2008 and November 7, 2008 Kimber had 62,086,620 shares issued and 70,903,620 outstanding on a fully diluted basis.

Kimber has a stock option plan and at November 7, 2008 there were 2,817,000 options outstanding. Of the 2,817,000 options granted to employees, directors and consultants 2,053,664 had vested.

Kimber had 6,000,000 warrants outstanding as at September 30, 2008 and November 7, 2008. 4,000,000 warrants were issued on March 11, 2008 and expire on March 11, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25. 2,000,000 warrants were issued on September 24, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances.  Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.